UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   MARCH 7, 2005                      /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6

2.       DATE OF MATERIAL CHANGE

         March 7, 2005

3.       PRESS RELEASE

         The press release was released on March 7, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos
         Phone: (604) 687-1828

9.       DATE OF REPORT

         March 7, 2005.



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                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

--------------------------------------------------------------------------------

NEWS RELEASE                                                       MARCH 7, 2005

                     AMERA STAKES GOLD PROPERTIES IN NEVADA
                     AND COMMENCES GROUND MAGNETICS SURVEY

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometers northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces. A ground magnetics survey by Quantec Geophysics is currently underway on both properties to refine targets for drill testing.

These acquisitions build on Amera's ongoing strategy to acquire attractive gold properties in high potential mineral districts. This generative program in Nevada is being administered under the guidance of Steven K. Jones, CPG, who has a long history of successful exploration work in that state. During his career he has played a key role in several gold discoveries in Nevada.

The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). The Roy property is a gold-silver epithermal system that contains values grading up to 41.0 grams per tonne (g/t) gold (1.2 oz/ton) while the Hills property is a silver-gold epithermal system with values grading up to 0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels.

ROY PROPERTY

The gold-rich Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lacustrian and gravel cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres.

Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. Anomalous gold values range from 30 to 600 ppb gold with one anomalous float sample of quartz vein material assaying 41.5 g/t gold. Sample widths were generally one metre or less and sampling was carried out on argillic as well as silicic alteration. The Southern Zone is weakly anomalous in silver with values up to 21 g/t, but is moderately to strongly anomalous in arsenic, antimony, and manganese.

The Northern Zone of alteration on the Roy property is characterized by weakly silcified dacite flows contained within moderate argillic wallrock alteration. Samples are anomalous in gold with values ranging up to 65 ppb. Arsenic and antimony are also anomalous. The Western Zone of alteration at Roy is characterized by moderate to strong silification of dacite and latite volcanics. The Western Zone is centered on a prominent hill that has undergone most of the past drilling. This area underwent limited sampling by Amera and was weakly anomalous in gold with a high value of 37 ppb.


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News Release                                                       March 7, 2005
Amera Resoruces Corporation                                               Page 2

HILLS PROPERTY

The silver-rich Hills property is located 7 kilometers northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive phyllic alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in latite and quartz latite volcanics of probable Oligocene age. Several samples were anomalous in silver and gold with values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold. The alteration is moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

Both properties are located in Nye County, Nevada which has a long and rich mining history that continues up to the present.

All sample results reported in this news release were collected under the supervision of Steven K Jones, CPG, a Qualified Person as defined by National Instrument 43-101, who has verified the results presented in this release. Amera employs a rigorous quality assurance, quality control program on its projects to ensure that sampling and analysis of all exploration work is conducted in accordance with the best possible practices. Assays and analyses from reported herein were completed at ALS Chemex Labs Ltd. in North Vancouver. Amera holds a 100% interest in both the Roy and Hills properties that were located with 20-acre mining claims over federal land administered by the Bureau of Land Management.

A technical report for each property is available on the Company's website (www.ameraresources.com).

Amera is leveraging its extensive contact network and is actively exploring in Argentina and Peru and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 6

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